Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-197364

The Toronto-Dominion Bank $5,290,000 Leveraged Capped S&P Banks Select Industry Index and S&P 500® Index-Linked Relative Performance Notes due January 20, 2017

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (January 20, 2017) is based on the relative performance of the S&P Banks Select Industry Index (long underlier) and the S&P 500® Index (short underlier), each as measured from the pricing date (December 15, 2015) to and including the valuation date (January 17, 2017). If the performance of the long underlier is greater than that of the short underlier, the return on your notes will be positive, subject to the maximum redemption amount ($1,124 for each $1,000 principal amount of your notes). If the performance of the long underlier is equal to that of the short underlier, you will receive the principal amount of your notes. If the performance of the long underlier is less than that of the short underlier, the return on your notes will be negative, subject to the minimum payment amount of $1.00 per note.

To determine your payment at maturity, we will calculate the performance of each underlier, which in each case is the quotient of its final level divided by its initial level (755.21 with respect to the long underlier and 2,043.41 with respect to the short underlier), and the relative performance, which is the difference of the long underlier performance minus the short underlier performance. At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

•	if the long underlier performance is greater than the short underlier performance, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2.00 times (c) the relative performance, subject to the maximum redemption amount;
•	if the long underlier performance is equal to the short underlier performance, $1,000; or
•	if the long underlier performance is less than the short underlier performance, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the relative performance, provided that the amount you receive cannot be less than $1.00.
The notes do not guarantee a full return of principal at maturity and investors may lose up to 99.90% of their principal.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed on any exchange.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment. See “Additional Risk Factors” on page P-8 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The estimated value of your notes at the time the terms of your notes were set on the pricing date is $970 per $1,000 principal amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes (which it is not obligated to do), see “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Note	$1,000.00	$10.60	$989.40
Total	$5,290,000.00	$56,074.00	$5,233,926.00

1 Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions, reducing the public offering price.

2 TD Securities (USA) LLC will purchase the notes from TD at the public offering price less an underwriting discount of $10.60 (1.06%) per $1,000 principal amount of the notes for distribution to other registered broker-dealers, or will offer the notes directly to investors.

TD Securities (USA) LLC	Goldman, Sachs & Co.

Pricing Supplement dated December 15, 2015.

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We or Goldman, Sachs & Co. (“GS&Co.”) may use this pricing supplement in the initial sale of the notes. In addition, we or GS&Co. or any of our respective affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or GS&Co. informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.

Additional Information Regarding Estimated Value of the Notes

The estimated value of your Notes at the time the terms of your Notes were set on the Pricing Date is $970 per $1,000 principal amount, which is less than the public offering price of your Notes. The pricing models used to determine the estimated value consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the Notes. The difference between the estimated value of your Notes and the public offering price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the Notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your Notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your Notes.

The price at which GS&Co. will make a market in the Notes (if it makes a market, which it is not obligated to do), and the value of your Notes shown on your account statement, will be based on pricing models and variables similar to those used in determining the estimated value on the Pricing Date. The value of your Notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell Notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $990 per $1,000 principal amount, which exceeds the estimated value of your Notes on the Pricing Date. The amount of the excess will decline on a straight line basis over the period from the Pricing Date through April 15, 2016.

We urge you to read the “Additional Risk Factors” beginning on page P-8 of this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Note:	Leveraged Capped Relative Performance Notes (the “Notes”)
Term:	Approximately 13 months
Reference Asset:	The S&P Banks Select Industry Index (Bloomberg Ticker: SPSIBK) (the “Long Underlier”) and the S&P 500® Index (Bloomberg Ticker: SPX) (the “Short Underlier”) (each, an “Underlier”)
CUSIP / ISIN:	89114QUJ5 / US89114QUJ56
Agents:	TD Securities (USA) LLC (“TDS”) and GS&Co.
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $5,290,000 in the aggregate for all the offered Notes; the aggregate principal amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of this pricing supplement.
Pricing Date:	December 15, 2015
Issue Date:	December 22, 2015
Valuation Date:	January 17, 2017, subject to postponement for market and other disruptions, as described in “—Final Levels” below.
Maturity Date:	January 20, 2017, subject to postponement for market and other disruptions, as described in “—Final Levels” below.

Payment at Maturity:

For each $1,000 principal amount of the Notes, we will pay you on the Maturity Date an amount in cash equal:

●      if the Relative Performance is greater than or equal to the Cap Level, the Maximum Redemption Amount;

●      if the Relative Performance is greater than zero but less than the Cap Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Leverage Factor times (c) the Relative Performance;

●      if the Relative Performance is equal to zero, $1,000; or

●      if the Relative Performance is less than zero, the greater of

(1) the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Relative Performance and

(2) the Minimum Payment Amount

The Payment at Maturity will be subject to a minimum payment of $1.00 per Note.

If the Relative Performance is less than zero, the investor will receive less than the principal amount of the Notes at maturity and may lose up to 99.90% of their principal.

Leverage Factor:	200%
Cap Level:	6.20%
Maximum Redemption Amount:	$1,124 per $1,000 principal amount of the Notes (112.40% of the principal amount of the Notes). As a result of the Maximum Redemption Amount, the maximum total return at maturity of the Notes will be 12.40% of the principal amount of the Notes.
Minimum Payment Amount:	$1.00 per $1,000 principal amount of the Notes
Relative Performance:	The difference of the Long Underlier Performance minus the Short Underlier Performance.
Underlier Performance:	With respect to each Underlier, the quotient of (1) its Final Level divided by (2) its Initial Level, expressed as a percentage. The Underlier Performance of the Long Underlier is called the “Long Underlier Performance,” and Underlier Performance of the Short Underlier is called the “Short Underlier Performance.”
Initial Levels:	755.21 with respect to the Long Underlier and 2,043.41 with respect to the Short Underlier.

Final Levels:

With respect to each Underlier, its closing level on the Valuation Date, subject to adjustment as provided under “General Terms of the Notes — Unavailability of the Level of the Reference Asset” beginning on page PS-17 of the accompanying product prospectus supplement (provided that references to “Reference Asset” in the accompanying product prospectus supplement will be references to “Underlier” herein).

If the originally scheduled Valuation Date is not a trading day with respect to an Underlier or a market disruption event with respect to an Underlier occurs or is continuing on the originally scheduled Valuation Date, the Final Level for that Underlier will be its closing level on the first trading day for such Underlier following the originally scheduled Valuation Date on which the calculation agent determines that a market disruption event does not occur or is not continuing. If a market disruption event with respect to such Underlier occurs or is continuing on each trading day to and including the tenth scheduled trading day following the originally scheduled Valuation Date, or if there are no trading days for a period of 10 scheduled trading days, the Final Level for that Underlier will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that tenth scheduled trading day, regardless of whether such day is a trading day or the occurrence or continuation of a market disruption event on that day. For the avoidance of doubt, if the originally scheduled Valuation Date is a trading day and no market disruption event exists on that day with respect to an Underlier, the determination of that Underlier’s Final Level will be made on the originally scheduled Valuation Date, irrespective of the non-trading day status or the existence of a market disruption event with respect to the other Underlier. For definition of a market disruption event, see “General Terms of the Notes — Market Disruption Events” beginning on page PS-18 of the accompanying product prospectus supplement (provided that references to “Reference Asset” in the accompanying product prospectus supplement will be references to “Underlier” herein). If the originally scheduled Valuation Date is postponed due to a non-trading day or a market disruption event for any Underlier, the Maturity Date will be postponed to the third Business Day after the postponed Valuation Date.

Closing Level of an Underlyier:	The closing level of each Underlier will be the official closing level of that Underlier or its successor index (as defined in the accompanying product prospectus supplement) on any trading day for that Underlier, as displayed on Bloomberg Professional® service page (with respect to the Long Underlier, “SPSIBK <INDEX>”, and with respect to the Short Underlier, “SPX <INDEX>”), or, for each Underlier, on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid cash-settled derivative contracts in respect of the Reference Asset for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences,” which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” on page P-8 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated July 28, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm
▪	Product Prospectus Supplement MLN-EI-1 dated August 31, 2015:

http://www.sec.gov/Archives/edgar/data/947263/000089109215007723/e65846_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose up to 99.90% of their principal amount. If the Long Underlier Performance is less than the Short Underlier Performance, you will lose a portion of the principal amount in an amount equal to the Relative Performance multiplied by the principal amount, subject to a minimum payment at maturity of $1 per Note.

The Notes Are Linked to the Relative Performance of the Underliers and You May Lose Some of the Principal Amount Even If Both the Long Underlier and the Short Underlier Increase or Both the Long Underlier and the Short Underlier Decrease.

Your return on the Notes depends on the Relative Performance between the Long Underlier and the Short Underlier, which is equal to the Long Underlier Performance minus the Short Underlier Performance. The Notes are not linked to a traditional basket of the Underliers where the performance levels of each Underlier are combined on an average basis to determine any payment at maturity. Instead, the performances of the Underliers are measured relative to each other. You may lose some of the principal amount even if both the Long Underlier and the Short Underlier increase or both the Long Underlier and the Short Underlier decrease. If both the Long Underlier and the Short Underlier increase, you will lose some of the principal amount if on the Valuation Date the percentage increase in the level of the Long Underlier is less than that of the Short Underlier. Likewise, if both the Long Underlier and the Short Underlier decrease, you will lose some of the principal amount if on the Valuation Date the percentage decrease of the Long Underlier is more than that of the Short Underlier. In either case, the Relative Performance of the Underliers will be negative, and the Payment at Maturity will be less than the principal amount.

There May Be Close Correlation Between the Performance of the Long Underlier and the Short Underlier.

The Long Underlier measures the performance of the banks sub-industry portion of the S&P Total Market Index; while the Short Underlier includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Because the Long Underlier includes stocks that are also included in the Short Underlier, an increase in the level of the Long Underlier may occur at the same time as an increase in the level of the Short Underlier. Any increase in the level of the Short Underlier will offset a simultaneous increase in the level of the Long Underlier and any return on the Notes may be reduced or eliminated if there is a close correlation between the Long Underlier and the Short Underlier.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Return on the Notes Will Be Limited by the Maximum Redemption Amount and May Be Less Than the Return on a Direct Investment In the Underliers.

The opportunity to participate in the possible positive Relative Performance of the Long Underlier as compared to the Short Underlier through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Relative Performance exceeding the Cap Level no matter how much the Relative Performance may be above the Cap Level. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Underliers.

Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the Relative Performance of the Underliers, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes is to conduct hedging activities for us in connection with the Notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TDS and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TDS or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price, and as a result, you may suffer substantial losses.

If the Level of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your Notes may trade quite differently from the performance of the Underliers. Changes in the level of an Underlier may not result in a comparable change in the market value of your Notes. Even if the level of the Long Underlier increases above, or the Short Underlier decreases below, its Initial Level during the life of the Notes, the market value of your notes may not increase proportionally.

The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other than the Valuation Date

The Final Level of each Underlier will be its closing level on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Long Underlier decreased, or the closing level of the Short Underlier increased, precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the closing levels of the Underliers prior to such decrease or increase. Although the actual performance of the Long Underlier relative to the performance of the Short Underlier on the Maturity Date or at other times during the life of your Notes may be better than the Relative Performance on the Valuation Date, you will not benefit from the closing levels of the Underliers at any time other than on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price

At our sole option, we may decide to sell an additional aggregate principal amount of the Notes subsequent to the date of this pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the principal amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at principal amount. If you purchase your Notes at a premium to principal amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at principal amount or a discount to principal amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to principal amount. For example, if you purchase your Notes at a premium to principal amount, the Cap Level will only permit a lower positive return in your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount.

You Will Not Have Any Rights to the Securities Included in an Underlier.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in an Underlier would have. The Final Level of an Underlier will not reflect any dividends paid on the securities included in that Underlier.

We Have No Affiliation with Either Index Sponsor and Will Not Be Responsible for Any Actions Taken by Either Index Sponsor.

No Index Sponsor is an affiliate of ours or will be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of either Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. No Index Sponsor has any obligation of any sort with respect to the Notes. Thus, no Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from any issuance of the Notes will be delivered to either Index Sponsor, except to the extent that we are required to pay the Index Sponsors licensing fees with respect to the Underliers.

The Business Activities of the Issuer or its Affiliates or GS&Co. or its Affiliates May Create Conflicts of Interest.

We, GS&Co. and our respective affiliates expect to engage in trading activities related to the Underliers or their components that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of an Underlier, could be adverse to the interests of the holders of the Notes. We, GS&Co. and one or more of our respective affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in an Underlier, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, We, GS&Co. and our respective affiliates may have published, and in the future expect to publish, research reports with respect to an Underlier or its components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us, GS&Co., or one or more of our respective affiliates may affect the level of an Underlier, and, therefore, the market value of the Notes.

The Performance of the S&P Banks Select Industry Index Is Likely To Differ from the Performance of the S&P Total Market Index.

Although the S&P Banks Select Industry Index consists of companies drawn from the universe of companies included in the S&P Total Market Index, the companies comprising the S&P Banks Select Industry Index represent only certain sub-indices as further described below. As a result, the performance of the S&P Banks Select Industry Index is likely to differ from the performance of the S&P Total Market Index because the composition and weighting of the S&P Banks Select Industry Index differs markedly from the composition and weighting of the S&P Total Market Index. As a result, the return on the notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market Index.

The S&P Banks Select Industry Index Is Concentrated in the Banking Sector and Related Sub-Industries.

All or substantially all of the stocks that are included in the S&P Banks Select Industry Index are issued by companies that are classified in the GICS asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. Because the value of the Notes is based partially on the performance of the S&P Banks Select Industry Index, an investment in these Notes will be subject to risks related to the banking sector and the related sub-industries. As a result, the value of the Notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the banking industry or one of the related sub-industries included in the S&P Banks Select Industry Index than a different investment linked to securities of a more broadly diversified group of companies.

Economic Conditions Have Adversely Impacted the Stock Prices of Many Companies in the Financial Services Sector, And May Do So During the Term of the Notes.

In recent years, economic conditions in the U.S. have resulted, and may continue to result, in significant losses among many companies that operate in the financial services sector. These conditions have also resulted, and may continue to result, in a high degree of volatility in the stock prices of financial institutions, and substantial fluctuations in the profitability of these companies. Numerous financial services companies have experienced substantial decreases in the value of their assets, taken action to raise capital (including the issuance of debt or equity securities), or even ceased operations. Further, companies in the financial services sector have been subject to unprecedented government actions and regulation, which may limit the scope of their operations, the types of loans and other financial commitments they can make, the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain, and, in turn, result in a decrease in value of these companies. Any of these factors may have an adverse impact on the level of the Long Underlier. As a result, the level of the Long Underlier may be adversely affected by economic, political, or regulatory events affecting the financial services sector or one of the sub-sectors of the financial services sector. This in turn could adversely impact the market value of the Notes and decrease the Payment at Maturity.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Pricing Date Is Less Than the Public Offering Price of Your Notes.

The public offering price for your Notes exceeds the estimated value of your Notes at the time the terms of your Notes were set on the Pricing Date. This estimated value is set forth under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement. As discussed in such section, the pricing models that were used to determine the estimated value of your Notes consider our credit spreads. After the Pricing Date, the estimated value will be affected by changes in market conditions, our creditworthiness and other relevant factors as further described under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement.

The Value of the Notes Shown in Your GS&Co. Account Statements and the Price at Which GS&Co. Would Buy or Sell Your Notes (if GS&Co. Makes a Market, Which It is Not Obligated to Do) Will Be Based on the Estimated Value of Your Notes.

The price at which GS&Co. would initially buy or sell your Notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, exceeds the estimated value of your Notes as determined by reference to GS&Co.’s pricing models and taking into account TD’s credit spreads. As agreed by GS&Co., the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement. Thereafter, if GS&Co. buys or sells your Notes, it will do so at prices that reflect the estimated value at that time determined by reference to pricing models and taking into account variables similar to those used in determining the estimated value on the Pricing Date. The price at which GS&Co. will buy or sell your Notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your Notes at the time the terms of your Notes were set on the Pricing Date, as disclosed under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement, the pricing models consider certain variables, including principally TD’s credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the Notes. These pricing models rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your Notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your Notes determined by reference to GS&Co.’s models due to, among other things, any differences in pricing models or assumptions used by others.

In addition to the factors discussed above, the value and quoted price of your Notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the Notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in TD’s creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your Notes, including the price you may receive for your Notes in any market making transaction. To the extent that GS&Co. makes a market in the Notes, the quoted price will reflect the estimated value determined at that time using pricing models and variables similar to those used in determining the estimated value on the Pricing Date, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your Notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your Notes at any price and, in this regard, GS&Co. is not obligated to make a market in the Notes. See “—There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses” above.

The Temporary Price at Which GS&Co. May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which GS&Co. may initially buy or sell the Notes in the secondary market (if GS&Co. makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which GS&Co. may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will, among other things, determine the amount of your payment on the Notes. We will serve as the calculation agent and may appoint a different calculation agent after the original Issue Date without notice to you. The calculation agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision. For example, the calculation agent may have to determine whether a market disruption event affecting an Underlier has occurred. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment on the Notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the calculation agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the product prospectus supplement.

Market Disruption Events and Adjustments.

The Maturity Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled “Tax Consequences — United States Taxation” in the prospectus, the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement, the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences.” If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Relative Performances or Final levels on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.

The examples below are based on a range of Relative Performances that are entirely hypothetical; the level of either Underlier on any day throughout the life of the Notes, including its Final Level on the Valuation Date, cannot be predicted. Each Underlier has been highly volatile in the past — meaning that its level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the original Issue Date at the principal amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underliers and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes were set on the Pricing Date (as determined by reference to pricing models used by us) is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors — The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Pricing Date Is Less Than the Public Offering Price of Your Notes” on page P-11 of this pricing supplement. The information in the table and the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal Amount	$1,000
Leverage Factor	200%
Cap Level	6.20%
Maximum Redemption Amount	$1,124
Neither a market disruption event nor a non-trading day occurs on the originally scheduled Valuation Date
No change in or affecting any of the underlier stocks or the method by which an Index Sponsor calculates the relevant Underlier
Notes purchased on the Issue Date at the principal amount and held to the Maturity Date

The actual performance of the Underliers over the life of your Notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underliers shown elsewhere in this pricing supplement. For information about the historical levels of the Underliers during recent periods, see “Information Regarding the Underliers — Historical Information” below. Before investing in the offered Notes, you should consult publicly available information to determine the levels of the Underliers between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the underlier stocks, i.e. the stocks comprising the Underliers.

The values in the left column of the table below represent hypothetical Relative Performances, expressed as percentages. The amounts in the right column represent the hypothetical Payments at Maturity, based on the corresponding hypothetical Relative Performances, and are expressed as percentages of the principal amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered Notes on the Maturity Date would equal 100.000% of the principal amount of a Note, based on the corresponding hypothetical Relative Performance and the assumptions noted above.

Hypothetical Relative Performance	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
100.000%	112.400%
80.000%	112.400%
60.000%	112.400%
40.000%	112.400%
20.000%	112.400%
10.000%	112.400%
6.200%	112.400%
3.000%	106.000%
2.000%	104.000%
1.000%	102.000%
0.000%	100.000%
-10.000%	90.000%
-20.000%	80.000%
-30.000%	70.000%
-40.000%	60.000%
-50.000%	50.000%
-80.000%	20.000%
-100.000%	0.100%

If, for example, the Relative Performance were determined to be -20.000%, the Payment at Maturity that we would deliver on your Notes at maturity would be 80.000% of the principal amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the principal amount and held them to the Maturity Date, you would lose 20.000% of your investment (if you purchased your Notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the Relative Performance were determined to be -100.000%, you would lose 99.900% of your investment in the Notes. In addition, if the Relative Performance were determined to be 40.000%, the Payment at Maturity that we would deliver on your Notes at maturity would be capped at the Maximum Redemption Amount, or 112.400% of each $1,000 principal amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any Relative Performance of greater than 6.200%.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Levels of the Underliers, calculated based on the key terms and assumptions above. The levels in Column A represent Initial Levels for each Underlier, and the levels in Column B represent hypothetical Final Levels for each Underlier. The percentages in Column C represent hypothetical Underlier Performances for each Underlier. The amounts in Column D represent the Relative Performance. The values below have been rounded for ease of analysis.

Example 1: The Relative Performance is greater than or equal to the Cap Level. The Payment at Maturity equals the Maximum Redemption Amount.

	Column A	Column B	Column C	Column D
Underliers	Initial Levels	Hypothetical Final Levels	Hypothetical Underlier Performances	Hypothetical Relative Performance
Long Underlier	755.21	1,132.82	150.00%	50.00%
Short Underlier	2,043.41	2,043.41	100.00%

In this example, because the Relative Performance is greater than the Cap Level, the hypothetical Payment at Maturity would be the Maximum Redemption Amount of $1,124.00 for each $1,000 Principal Amount of your Notes (i.e. 112.40% of each $1,000 Principal Amount of your Notes).

Example 2: The Relative Performance is less than the Cap Level but greater than zero.

	Column A	Column B	Column C	Column D
Underliers	Initial Levels	Hypothetical Final Levels	Hypothetical Underlier Performances	Hypothetical Relative Performance
Long Underlier	755.21	845.84	112.00%	2.00%
Short Underlier	2,043.41	2,247.75	110.00%

In this example, because the Relative Performance is less than the Cap Level but greater than zero, the hypothetical Payment at Maturity for each $1,000 principal amount of your Notes will equal:

Payment at Maturity = $1,000 + ($1,000 × 200% x 2.00%) = $1,040.00

Example 3: The Final Level of the Long Underlier is greater than its Initial Level but the Relative Performance is less than zero.

	Column A	Column B	Column C	Column D
Underliers	Initial Levels	Hypothetical Final Levels	Hypothetical Underlier Performances	Hypothetical Relative Performance
Long Underlier	755.21	830.73	110.00%	-40.00%
Short Underlier	2,043.41	3,065.12	150.00%

In this example, even though the Final Level of the Long Underlier is greater than its Initial Level, the Relative Performance is negative because of the greater increase in the level of the Short Underlier. Because the Relative Performance is less than zero, the hypothetical Payment at Maturity for each $1,000 principal amount of your Notes will equal:

Payment at Maturity = $1,000 + ($1,000 × -40.00%) = $600.00

Example 4: The Final Level of the Short Underlier is less than its Initial Level but the Relative Performance is less than zero.

	Column A	Column B	Column C	Column D
Underliers	Initial Levels	Hypothetical Final Levels	Hypothetical Underlier Performances	Hypothetical Relative Performance
Long Underlier	755.21	453.13	60.00%	-30.00%
Short Underlier	2,043.41	1,839.07	90.00%

In this example, even though the Final Level of the Short Underlier is less than its Initial Level, the Relative Performance is negative because of the greater decrease in the level of the Long Underlier. Because the Relative Performance is less than zero, the hypothetical Payment at Maturity for each $1,000 principal amount of your Notes will equal:

Payment at Maturity = $1,000 + ($1,000 × -30.00%) = $700.00

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Level of either Underlier or what the market value of your Notes will be on any particular trading day, nor can we predict the relationship between the levels of the Underliers and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Final Levels of the Underliers, which will be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the table and chart above.

Information Regarding the Underliers

All disclosures contained in this pricing supplement regarding the Underliers, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). S&P, which owns the copyright and all other rights to the Underliers, has no obligation to continue to publish, and may discontinue publication of, either Underlier. The consequences of S&P discontinuing publication of an Underlier are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes— Unavailability of the Level of the Reference Asset” (provided that references to “Reference Asset” will be references to “Underlier”). Neither we nor TDS accepts any responsibility for the calculation, maintenance or publication of either Underlier or any successor index. Additional information regarding the S&P Banks Select Industry Index is available on the following website: http://us.spindices.com/indices/equity/sp-banks-select-industry-index, and additional information regarding the S&P 500® Index is available on the following website: http://us.spindices.com/indices/equity/sp-500. We are not incorporating either website or any material included on either website into this pricing supplement.

The S&P Banks Select Industry Index

The S&P Banks Select Industry Index (Bloomberg ticker SPSIBK) is managed by S&P and is an equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that are classified under the Global Industry Classification Standard (“GICS®”) in the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. The S&P Total Market Index tracks all U.S. common stocks listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. The SPSIBK is one of the 25 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock has the same weight in the index. As such, the SPSIBK must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the SPSIBK

Selection for the SPSIBK is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the SPSIBK. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To be eligible for inclusion in the SPSIBK, stocks must be in the S&P Total Market Index and satisfy the following combined size and liquidity criteria: a float-adjusted market capitalization above $2 billion with a float-adjusted liquidity ratio above 100%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index’s rebalancing reference date.

All companies in the related GICS® sub-industry satisfying the above requirements are included in the SPSIBK and the total number of companies in the SPSIBK should be at least 35. If there are fewer than 35 companies, then companies from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds described above are added sequentially in order of float-adjusted market capitalization. S&P has announced that it expects that, effective after the close on December 18, 2015, if there are fewer than 35 companies selected for the SPSIBK using the eligible primary sub-industries (the “primary companies”), the SPSIBK will select companies for inclusion from a supplementary list of highly correlated sub-industries (the “supplementary companies”). Companies from the supplementary sub-industries will be selected by the following process: (1) all eligible primary companies will be added to the SPSIBK; (2) if there are 35 or more eligible primary companies, then any supplementary companies currently in the SPSIBK will be deleted; (3) if after step 1 there are less than 35 eligible primary companies, then supplementary companies meeting the relevant market capitalization and liquidity thresholds will be added in order of their float-adjusted market capitalization from largest to smallest until the minimum constituent count of 35 companies is met; and (4) a buffer will be applied in step 3 such that a supplementary company being added must have a float-adjusted market cap greater than 1.2 times (or 20% higher than) the supplementary company it is replacing. This buffer will be evaluated on each supplementary company addition relative to the current supplementary company it is replacing. If there are still fewer than 35 companies in the SPSIBK, the market capitalization requirements may be relaxed to reach at least 22 companies.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the SPSIBK

As of November 30, 2015, the SPSIBK was comprised of the stocks of 61 companies. The SPSIBK comprises stocks in the S&P Total Market Index that are classified in the GICS® asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries.

As of November 30, 2015, the stocks of the following companies were the ten largest companies (by percentage weight) in the SPSIBK. As of that day, no single constituent represented more than 2% of the SPSIBK.

S&P Banks Select Industry Index

Top Ten Constituents

Bank of the Ozarks Inc.
Western Alliance Bancorp.
Fulton Financial Corp. (PA)
Valley National Bancorp. (NJ)
Washington Federal Inc.
First Niagara Financial Group Inc.
Signature Bank NY
PrivateBancorp Inc.
FirstMerit Corp.
Texas Capital Bancshares

Calculation of the SPSIBK

The SPSIBK is calculated as the index market value divided by the divisor. Given the SPSIBK is an equal-weighted index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the SPSIBK on each rebalancing date. The adjusted market capitalization for each stock in the SPSIBK is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the SPSIBK multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that there are no stocks whose weight in the SPSIBK is more than can be traded in a single day for a $500 million portfolio. S&P has announced that it expects that, effective after the close on December 18, 2015, no stocks in the SPSIBK will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. A maximum basket liquidity weight for each stock in the SPSIBK is calculated using the ratio of its three-month average daily value traded to $500 million. S&P has announced that it expects that, effective after the close on December 18, 2015, the maximum basket liquidity weight for each stock in the SPSIBK will be calculated using the ratio of its three-month mean daily value traded to a theoretical portfolio value of $2 billion. Each stock’s weight in the SPSIBK is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the SPSIBK to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the SPSIBK has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the SPSIBK contains exactly 22 companies as of the rebalancing effective date, the SPSIBK will be equally weighted without basket liquidity constraints.

S&P has announced that it expects that, effective after the close on December 18, 2015, if a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the primary listing (generally the most liquid share line). In the event that a company issues a secondary share class to the index share class holders by means of a mandatory distribution, the newly issued share class line will be added to the SPSIBK on the distribution ex-date, provided that the distributed class is not considered to be de minimis. Both share class lines will then remain in the SPSIBK until the next rebalancing, at which time only the primary share class line will be considered for continued inclusion.

The SPSIBK is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the SPSIBK comparable over time and is one manipulation point for adjustments to the SPSIBK, which we refer to as maintenance of the SPSIBK.

Maintenance of the SPSIBK

The composition of the SPSIBK is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Existing companies in the SPSIBK are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $1 billion or their float-adjusted liquidity ratio falls below 50%. A company will also be deleted from the SPSIBK if the S&P Total Market Index deletes that company. Companies are added between rebalancings only if a company deletion causes the number of companies in the SPSIBK to fall below 22. The newly added company will be added to the SPSIBK at the weight of the deleted company. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made. At the next rebalancing, the SPSIBK will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a company does not belong to the banking sub-industry or another qualifying sub-industry after the classification change, it is removed from the SPSIBK on the next rebalancing date. In the case of a spin-off, the spin-off company will be added to the SPSIBK at a zero price after the close of the trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the SPSIBK until the next index rebalancing.

Adjustments are made to the SPSIBK in the event of certain corporate actions relating to the stocks included in the SPSIBK, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

The table below summarizes the types of index maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off	In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the SPSIBK until the next index rebalancing, regardless of whether they conform to the theme of the SPSIBK.	No
Rights Offering	Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio.	No
Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No
Share issuance or share repurchase	None	No
Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the stocks in the SPSIBK based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the SPSIBK. If an exchange for a stock fails to open due to unforeseen circumstances, S&P will use the prior day’s closing prices for such stock. If all exchanges fail to open, S&P may determine not to publish the SPSIBK for that day.

The S&P 500® Index

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Certain types of securities are always excluded, such as business development companies (BDCs), limited partnerships, master limited partnerships, OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, etc. Companies that experience a trading halt may be retained or deleted in S&P’s discretion. S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Effective with the September 2015 rebalance, consolidated share class lines are no longer included in the SPX. Each share class line is subject to public float and liquidity criteria individually, but a company’s total market capitalization is used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX while a second listed share class line of the same company is excluded.

As of November 30, 2015, the 500 companies included in the SPX were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Information Technology (20.9%); Financials (16.6%); Health Care (14.6%); Consumer Discretionary (13.1%); Industrials (10.1%); Consumer Staples (9.6%); Energy (7.1%); Utilities (2.9%); Materials (2.9%); and Telecommunication Services (2.3%). Sector designations are determined by the S&P using criteria it has selected or developed. Different index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Computation of the SPX

While S&P currently employs the following methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

In order to keep the SPX comparable over time, S&P engages in an index maintenance process. The index maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the SPX, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the index methodology, at least once within any 12 month period, the S&P Index Committee reviews the index methodology to ensure the SPX continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the SPX, or investment and financial experts.

To prevent the level of the SPX from changing due to corporate actions, all corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the SPX remains constant. This helps maintain the level of the SPX as an accurate barometer of stock market performance and ensures that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX. All index divisor adjustments are made after the close of trading and after the calculation of the closing level of the SPX. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the SPX and do not require index divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock Split (i.e., 2-for-1)	Shares outstanding multiplied by 2; Stock price divided by 2	No

Share Issuance (i.e., change ≥ 5%)	Shares outstanding plus newly issued shares	Yes

Share Repurchase (i.e., change ≥ 5%)	Shares outstanding minus repurchased shares	Yes

Special Cash Dividends	Share price minus special dividend	Yes

Company Change	Add new company market value minus old company market value	Yes

Rights Offering	Price of parent company minus price of rights offering rights ratio	Yes

Spin-Off	Price of parent company minus price of spin-off co. share exchange ratio	Yes

Stock splits and stock dividends do not affect the index divisor of the SPX, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P Dow Jones Indices LLC so that there is no change in the market value of the component stocks. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the component stocks and consequently of altering the aggregate market value of the component stocks, which we refer to as the post-event aggregate market value. In order that the level of the SPX, which we refer to as the pre-event index value, not be affected by the altered market value (whether increase or decrease) of the affected component stocks, a new index divisor, which we refer to as the new index divisor, is derived as follows:

post-event aggregate market value	=	pre-event index value
new index divisor

new index divisor	=	post-event market value
pre-event index value

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Recalculation Policy

S&P reserves the right to recalculate and republish the SPX under certain limited circumstances. S&P may recalculate and republish the SPX if it determines that the SPX incorrect or inconsistent within two trading days of the publication of the index level because of an incorrect or revised closing price, missed corporate event, late announcement of a corporate event, incorrect application of corporate action or index methodology or for such other extraordinary circumstances that the S&P Index Committee determines is necessary to reduce or avoid a possible market impact or disruption.

Calculations and Pricing Disruptions

Closing levels for the SPX are calculated by S&P based on the closing price of the individual constituents of the index as set by their primary exchange. Closing prices are received by S&P from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. If there is a failure or interruption on one or more exchanges, real time calculations switch to the “Composite Tape” for all securities listed on the affected exchange and an announcement is published on the S&P Dow Jones Indices Web site at www.spdji.com. If the interruption is not resolved before the market close and the exchange(s) in question publishes a list of closing prices, those prices are used. If no list is published, the last trade as of 4 p.m. Eastern Time on the “Composite Tape” is used (or the previous close adjusted for corporate actions if no intraday trades were reported). A notice is published on the S&P Web site at www.spdji.com indicating any changes to the prices used in SPX calculations. In extreme circumstances, S&P may decide to delay index adjustments or not publish the SPX. Real-time indices are not restated.

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the SPX based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. If the exchange fails to open due to unforeseen circumstances, S&P treats this closure as a standard market holiday. The SPX will use the prior day’s closing prices and shifts any corporate actions to the following business day. If all exchanges fail to open or in other extreme circumstances, S&P may determine not to publish the SPX for that day.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. Each Underlier is a product of S&P and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of either Underlier to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Underliers is the licensing of the Underliers and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. Each Underlier is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating either Underlier. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Underliers will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Underliers. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE UNDERLIERS OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLIERS

OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information

The graph below shows the daily historical closing levels of the SPSIBK from January 3, 2005 through December 15, 2015. We obtained the information regarding the historical performance of the SPSIBK in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the SPSIBK should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the SPSIBK. We cannot give you assurance that the performance of the SPSIBK will result in any positive return on your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The graph below shows the daily historical closing levels of the SPX from January 3, 2005 through December 15, 2015. We obtained the information regarding the historical performance of the SPX in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the SPX. We cannot give you assurance that the performance of the SPX will result in any positive return on your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following disclosure supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Consequences—Non-U.S. Holders.”

Recently finalized U.S. Treasury Department regulations provide that withholding on “dividend equivalent” payments, if any, will not apply to Notes issued before January 1, 2017.

The following disclosure supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the prospectus under “Tax Consequences—United States Taxation—Foreign Account Tax Compliance Act.”

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on foreign passthru payments will not be required with respect to payments made before the later of January 1, 2019, or the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.”

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to GS&Co., or will offer the Notes directly to investors. GS&Co. and its affiliates will receive an underwriting discount set forth on the cover page of this pricing supplement per $1,000 principal amount, comprised of $2.50 of underwriting fees and $8.10 of selling commission. The Issuer or an affiliate expects to enter into swap agreements or related hedge transactions with Goldman Sachs International and/or its affiliates in connection with the sale of the Notes, and Goldman Sachs International and/or an affiliate may earn income as a result of payments pursuant to the swap, or the related hedge transactions. See “Supplemental Plan of Distribution” in the accompanying Product Prospectus Supplement. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on December 22, 2015, which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution” in the prospectus. For additional information as to the relationship between us and TDS, please see the section “Plan of Distribution—Conflicts of Interest” in the product prospectus supplement.

We or GS&Co. may use this pricing supplement in the initial sale of the Notes. In addition, we or GS&Co. or any of our respective affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us or GS&Co. or any of our respective affiliates, this pricing supplement is being used in a market-making transaction unless we or GS&Co. or any of our respective affiliates informs such purchaser otherwise in the confirmation of sale.

Validity of the Notes

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD’s Form 6-K filed on August 1, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the product prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of TD, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on TD and other sources as to certain factual matters, all as stated in the legal opinion of such counsel dated July 11, 2014, which has been filed as Exhibit 5.3 to TD’s registration statement relating to the Notes.